COMPANY NOTICE
To the Holders of
TRANSOCEAN INC.
1.5% CONVERTIBLE DEBENTURES DUE MAY 15, 2021
CUSIP 893830 AD1*
          Reference is hereby made to the Indenture dated as of April 15, 1997 between Transocean Inc. (formerly named Transocean Sedco Forex Inc.) (“Transocean”) and The Bank of New York Trust Company, N.A. (as successor trustee to Chase Bank of Texas, National Association), as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture thereto dated as of April 15, 1997, the Second Supplemental Indenture thereto dated as of May 14, 1999, the Third Supplemental Indenture thereto dated as of May 24, 2000 and the Fourth Supplemental Indenture thereto dated May 11, 2001 (as so amended and supplemented, the “Indenture”), pursuant to which the 1.5% Convertible Debentures Due May 15, 2021 of Transocean (the “Debentures”) were issued.
          In accordance with the Indenture, at the option of each holder of the Debentures, the Debentures will be purchased by Transocean for $1,000 in cash per $1,000 principal amount of the Debentures plus accrued and unpaid interest up to but not including the business day immediately following the Repurchase Date as defined below (the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Debentures and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). Holders may surrender their Debentures at any time during the period beginning on April 17, 2006 and expiring at 5:00 p.m., New York City time, on May 15, 2006. This Company Notice is being sent pursuant to the provisions of Section 1505 of the Indenture.
          To accept the Offer by Transocean to purchase the Debentures and receive payment the Repurchase Price, you must validly surrender the Debentures and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Debentures and the Repurchase Notice), before 5:00 p.m., New York City time, on May 15, 2006 (the “Repurchase Date”). Debentures surrendered for purchase may be withdrawn at any time before the Repurchase Date. The right of holders to surrender Debentures for purchase in the Offer expires at 5:00 p.m., New York City time on the Repurchase Date.
          HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
          The name and address of the Trustee, as Paying Agent and Conversion Agent, is as follows:
The Bank of New York Trust Company, N.A.
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7 East
New York, New York 10286
Attn: Diane Amoroso
Phone No. (212) 815-6331
Fax No. (212) 298-1915

Dated: April 17, 2006	THE BANK OF NEW YORK TRUST COMPANY, N.A.,
TRUSTEE on behalf of Transocean Inc.
NOTICE:
Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

*	No representation is made as to the correctness of such number either as printed on the Debentures or as contained in this notice, and reliance may be placed only on the other identification printed on the Debentures.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OFFER	3
1. Information Concerning Transocean	3
2. Information Concerning the Debentures	4
2.1. Transocean’s Obligation to Purchase the Debentures	4
2.2. Repurchase Price	4
2.3. Conversion Rights of Debentures	4
2.4. Market for the Debentures and the Ordinary Shares	5
2.5. Redemption	5
2.6. Change in Control	5
2.7. Ranking	6
3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase	6
3.1. Method of Delivery	6
3.2. Repurchase Notice	6
3.3. Delivery of Debentures	6
4. Right of Withdrawal	7
5. Payment for Surrendered Debentures	7
6. Debentures Acquired	8
7. Plans or Proposals of Transocean	8
8. Interests of Directors, Executive Officers and Affiliates of Transocean in the Debentures	8
9. Purchases of Debentures by Transocean and its Affiliates	9
10. Material United States Tax Consequences	9
11. Additional Information	11
12. No Solicitation	12
13. Definitions	12
14. Conflicts	12
          No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Debentures in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of Transocean or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Debentures. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Debentures for purchase and, if so, the amount of Debentures to surrender.
 i

SUMMARY TERM SHEET
          The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.
•	Who is offering to purchase my Debentures?

Transocean Inc., a Cayman Islands exempted company, is offering to purchase all outstanding 1.5% Convertible Debentures due May 15, 2021 issued by it that are surrendered for purchase at the option of the holder thereof. As of April 11, 2006, there was $400 million aggregate principal amount of Debentures outstanding.

•	Why is Transocean making the offer?

Transocean is required to make the offer under the terms of the Indenture and the Debentures.

•	How much is Transocean offering to pay?

Under the terms of the Indenture, Transocean will pay, in cash, a Repurchase Price of $1,000 per $1,000 principal amount of the Debentures plus accrued and unpaid interest up to but not including the business day immediately following the Repurchase Date with respect to any and all Debentures validly surrendered for purchase and not withdrawn.

•	What is the form of payment?

Under the terms of the Indenture, Transocean may pay the Repurchase Price in cash, stock or any combination thereof. Transocean has determined that it will pay the Repurchase Price in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn.

•	Are the Debentures convertible into stock?

Yes. Each Debenture is convertible at any time, at the option of the holder and so long as specified conditions are met, into ordinary shares, par value $.01 per share, of Transocean (“Ordinary Shares”) at a conversion rate of 13.8627 Ordinary Shares per $1,000 principal amount of Debentures. This conversion rate is subject to adjustment in certain events. As a holder of Debentures, you may surrender Debentures for conversion at any time prior to maturity, unless they have been previously repurchased or redeemed, but only if the closing sale price of the Ordinary Shares is greater than 110% of the conversion price per Ordinary Share for at least 20 trading days of the 30 trading days prior to conversion, if the Debentures are called for redemption or upon the occurrence of specified corporate transactions.

•	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, Transocean’s operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the Debentures before making any decision with respect to the Offer.

•	What does the board of directors of Transocean think of the Offer?

Although Transocean’s board of directors has approved the terms of the Offer included in the Indenture, the board has not made any recommendation as to whether you should surrender your Debentures for purchase. You must make your own decision whether to surrender your Debentures for purchase and, if so, the number of Debentures to surrender.

•	When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on May 15, 2006. Transocean does not plan to extend the period you have to accept the Offer unless required to do so by Federal securities laws.

•	What are the conditions to Transocean’s purchase of the Debentures?

Provided that Transocean’s purchase of validly surrendered Debentures is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Offer, you must deliver the required documents to The Bank of New York Trust Company, N.A., as Paying Agent, no later than 5:00 p.m., New York City time, on May 15, 2006.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.
o	A holder whose Debentures are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Debentures to be surrendered for purchase.

o	A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Debentures and instruct that nominee to surrender the Debentures on the holder’s behalf.

o	A holder who is a DTC participant should surrender their Debentures electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system.
•	If I surrender, when will I receive payment for my Debentures?

Transocean will accept for payment all validly surrendered Debentures immediately upon expiration of the Offer. Transocean will forward to the Paying Agent, before 11:00 a.m., New York City time, on May 16, 2006, the appropriate amount of cash required to pay the total Repurchase Price for the validly surrendered Debentures, and the Paying Agent will promptly distribute the cash to the holders.

•	Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time before 5:00 p.m., New York City time, on May 15, 2006.

•	How do I withdraw previously surrendered Debentures?

To withdraw previously surrendered Debentures, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent before 5:00 p.m., New York City time, on May 15, 2006.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

•	Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice to the Paying Agent or surrender your Debentures electronically through DTC’s Automated Tenders over the PTS before the expiration of the Offer, Transocean will not purchase your Debentures and your Debentures will remain outstanding subject to their existing terms.

•	If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount of $1,000 or an integral multiple of $1,000.

•	If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Debenture into 13.8627 Ordinary Shares, subject to the terms, conditions and adjustments specified in the Indenture.

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Offer?

The receipt of cash in exchange for Debentures pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

•	Who is the Paying Agent?

The Bank of New York Trust Company, N.A., the trustee for the Debentures, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Debentures for purchase pursuant to the Offer may be directed to Diane Amoroso at The Bank of New York Trust Company, N.A. at (212) 815-6331.
IMPORTANT INFORMATION CONCERNING THE OFFER
1. Information Concerning Transocean.
          Transocean Inc., a Cayman Islands exempted company, is offering to purchase its 1.5% Convertible Debentures due May 15, 2021. The Debentures are convertible into ordinary shares, par value $.01 per share, of Transocean (the “Ordinary Shares”), subject to the terms, conditions and adjustments specified in the Indenture and the Debentures.
          Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. As of March 2, 2006, Transocean owned, had partial ownership interests in or operated 89 mobile offshore and barge drilling units. As of this date, Transocean’s fleet included 32 High-Specification semisubmersibles and drillships, 23 Other Floaters, 25 Jackup Rigs and 9 Other Rigs.
          Transocean’s mobile offshore drilling fleet is considered one of the most modern and versatile fleets in the world. Transocean’s primary business is to contract these drilling rigs, related equipment and work crews primarily on a dayrate basis to drill oil and gas wells. Transocean specializes in technically demanding sectors of the offshore drilling business with a particular focus on deepwater and harsh environment drilling services. Transocean also provides additional services, including integrated services. The Ordinary Shares are listed on the New York Stock Exchange under the symbol “RIG.”
          Transocean’s principal executive offices are located at 4 Greenway Plaza, Houston, Texas 77046. Transocean’s telephone number at these offices is (713) 232-7500.

2. Information Concerning the Debentures.
          Transocean issued the Debentures under an Indenture dated as of April 15, 1997 between Transocean and The Bank of New York Trust Company, N.A. (as successor trustee to Chase Bank of Texas, National Association), as trustee, as amended and supplemented by the First Supplemental Indenture thereto dated as of April 15, 1997, the Second Supplemental Indenture thereto dated as of May 14, 1999, the Third Supplemental Indenture thereto dated as of May 24, 2000 and the Fourth Supplemental Indenture thereto dated May 11, 2001. The description of the Debentures and the indenture set forth under the caption “Description of Ordinary Shares” in Transocean’s prospectus supplement dated May 9, 2001 to the prospectus dated April 12, 2001 and under the caption “Description of Debt Securities” in that prospectus is incorporated herein by reference.
          2.1. Transocean’s Obligation to Purchase the Debentures
          Under the Indenture, Transocean is obligated to purchase on May 15, 2006 (the “Repurchase Date”) all Debentures validly surrendered for purchase and not withdrawn, at the holder’s option, prior to the expiration of the Offer.
          This Offer will expire at 5:00 p.m., New York City time, on May 15, 2006. Transocean does not plan to extend the period holders of Debentures have to accept the Offer unless required to do so by Federal securities law. If holders do not validly surrender their Debentures before the expiration of the Offer, their Debentures will remain outstanding subject to the existing terms of the Debentures.
          The purchase by Transocean of validly surrendered Debentures is not subject to any conditions other than the purchase being lawful.
          If any Debentures remain outstanding following expiration of the Offer, Transocean will become obligated to purchase the Debentures, at the option of the holders, in whole or in part, on May 15, 2011 and 2016 at a purchase price of $1,000 per $1,000 principal amount plus accrued and unpaid interest up to but not including the business day immediately following the Repurchase Date. Transocean will have the option to pay the purchase price in cash, stock or a combination thereof.
          2.2. Repurchase Price.
          Under the Indenture and the Debentures, the Repurchase Price that will be paid for the Debentures on the Repurchase Date is $1,000 per $1,000 principal amount of the Debentures. The Repurchase Price will be paid in cash with respect to any and all Debentures validly surrendered for purchase and not withdrawn by the expiration of the Offer. Debentures surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.
          The Repurchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or of the Ordinary Shares. Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and the Ordinary Shares before making a decision whether to surrender their Debentures for purchase.
          None of Transocean or its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on that holder’s assessment of current market value of the Debentures and the Ordinary Shares and other relevant factors.
          2.3. Conversion Rights of Debentures.
          The Debentures are convertible into 13.8627 Ordinary Shares per $1,000 principal amount of the Debentures, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. The Paying Agent is currently acting as Conversion Agent for the Debentures.

          Holders that do not surrender their Debentures for purchase pursuant to the Offer will maintain the right to convert their Debentures into Ordinary Shares, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. Any Debenture as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before the expiration of the Offer, as described in Section 4 below.
          2.4. Market for the Debentures and the Ordinary Shares.
          There is no established reporting system or trading market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the operating results of Transocean and the market for similar securities. The Debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the Debentures.
          Each Debenture is convertible at any time, at the option of the holder, into Ordinary Shares at a conversion rate of 13.8627 Ordinary Shares per $1,000 principal amount. This conversion rate is subject to adjustment in certain events. The Ordinary Shares are listed on the New York Stock Exchange under the symbol “RIG.” The following table presents the range of high and low quarterly per share sales prices of the Ordinary Shares on the NYSE since January 1, 2004.

	Price
	High	Low
2004
First Quarter	$31.94	$23.10
Second Quarter	29.27	24.49
Third Quarter	36.24	25.94
Fourth Quarter	43.25	33.70

2005
First Quarter	51.97	39.79
Second Quarter	58.19	43.16
Third Quarter	63.11	53.52
Fourth Quarter	70.93	52.34
2006
First Quarter	83.93	70.20
Second Quarter (through April 13, 2006)	84.37	80.30
          On April 13, 2006, the last reported sales price of the Ordinary Shares on the NYSE was $82.70 per share. As of March 20, 2006, there were 326,411,524 shares outstanding. We urge you to obtain current market information for the Debentures, to the extent available, and the Ordinary Shares before making any decision to surrender your Debentures pursuant to the Offer.
          2.5. Redemption.
          On or after the tenth business day after the Repurchase Date, Transocean may redeem any Debentures that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date.
          2.6. Change in Control.
          A holder may require Transocean to repurchase for cash his or her Debentures if there is a Change in Control (as defined in the Indenture) at a purchase price equal to the principal amount plus accrued and unpaid interest up to but not including the Repurchase Date.

          2.7. Ranking.
          The Debentures are unsecured and unsubordinated obligations of Transocean. The Debentures rank equal in right of payment with all of Transocean’s existing and future unsecured and unsubordinated indebtedness. The Debentures are effectively subordinated to all existing and future indebtedness and other liabilities of Transocean’s subsidiaries.
3. Procedures to be Followed by Holders Electing to Surrender Debentures for Purchase.
          Holders will not be entitled to receive the Repurchase Price for their Debentures unless they validly surrender and do not withdraw the Debentures before the expiration of the Offer. Only registered holders are authorized to surrender their Debentures for purchase. Holders may surrender some or all of their Debentures; however, any Debentures surrendered must be in $1,000 principal amount or an integral multiple thereof.
          If holders do not validly surrender their Debentures before the expiration of the Offer, their Debentures will remain outstanding subject to the terms of the Debentures.
          3.1. Method of Delivery.
          The method of delivery of Debentures, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Debentures and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Debenture or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of May 15, 2006 to permit delivery to the Paying Agent before the expiration of the Offer.
          3.2. Repurchase Notice.
          The Indenture requires that the Repurchase Notice contain:
•	the certificate number of the Debentures being delivered for repurchase or if any of the Debentures is in the form of a Global Security (as defined in the Indenture), then a statement that a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to repurchase of a Global Security;

•	the portion of the principal amount of the Debentures to be repurchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Debentures are to be repurchased as of May 15, 2006 pursuant to the terms and conditions specified in the Indenture and in the Debentures under the heading “Repurchase by the Company at the Option of the Holder.”
          3.3. Delivery of Debentures.
          Debentures in Certificated Form. To receive the Repurchase Price, holders of Debentures in certificated form must deliver to the Paying Agent the Debentures to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before the expiration of the Offer.
          Debentures Held Through a Custodian. A holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Debentures and instruct such nominee to surrender the Debentures for purchase on the holder’s behalf.
          Debentures in Global Form. A holder who is a DTC participant may elect to surrender to Transocean his or her beneficial interest in the Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Debentures before the expiration of the Offer; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system.
          In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the Repurchase Notice.
          Debentures and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or Transocean does not constitute delivery to the Paying Agent.
HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.
4. Right of Withdrawal.
          Debentures surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw Debentures, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:
•	the certificate number of the Debenture with respect to which such notice of withdrawal is being submitted or if any of the Debentures is in the form of a Global Security, then a beneficial owner of a Debenture shall comply with the procedures of DTC applicable to withdrawal of a Repurchase Notice;

•	the principal amount of the Debenture with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Debenture that remains subject to the original Repurchase Notice and that has been or will be delivered for purchase by Transocean.
          The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) unless such Debentures have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Offer. Debentures withdrawn from the Offer may be resurrendered by following the surrender procedures described above.
HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.
5. Payment for Surrendered Debentures.
          Transocean will forward to the Paying Agent, before 11:00 a.m., New York City time, on May 16, 2006, the appropriate amount of cash required to pay the total Repurchase Price for the Debentures validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. Each holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by Transocean through DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Repurchase Price promptly after such distribution.
          The total amount of funds required by Transocean to purchase all of the Debentures is approximately $400,000,000 million (assuming all of the Debentures are validly surrendered for purchase and accepted for payment). In the event any Debentures are surrendered and accepted for payment, Transocean intends to use available cash of it and its affiliates to pay the Repurchase Price. If a sufficient amount of cash is not available, Transocean intends to use borrowings under its revolving credit facility to pay the remainder of the Repurchase Price.
6. Debentures Acquired.
          Any Debentures that are purchased by Transocean pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.
7. Plans or Proposals of Transocean.
          Except as described in this document, there presently are no plans that relate to or would result in:
          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Transocean or any of its subsidiaries;
          (2) any repurchase, sale or transfer of a material amount of assets of Transocean or any of its subsidiaries;
          (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Transocean;
          (4) any change in the present board of directors or management of Transocean, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer, except that one of Transocean’s directors, Richard A. Pattarozzi, is not standing for reelection at the 2006 annual meeting;
          (5) any other material change in Transocean’s corporate structure or business;
          (6) any class of equity security of Transocean to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;
          (7) any class of equity security of Transocean becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;
          (8) the suspension of Transocean’s obligation to file reports under Section 15(d) of the Exchange Act;
          (9) the acquisition by any person of additional securities of Transocean, or the disposition of securities of Transocean; or
          (10) any changes in Transocean’s memorandum and articles of association or other governing instruments or other actions that could impede the acquisition of control of Transocean.
8. Interests of Directors, Executive Officers and Affiliates of Transocean in the Debentures.
          To the knowledge of Transocean:
•	none of Transocean or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Debentures;

•	none of the officers or directors of the subsidiaries of Transocean has any beneficial interest in the Debentures;

•	Transocean will not purchase any Debentures from such persons; and

•	during the 60 days preceding the Repurchase Date, neither Transocean nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Debentures.

          A list of the directors and executive officers of Transocean is attached to this Company Notice as Annex A.
          Except as described below, neither Transocean nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the securities of Transocean including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
          In October 2005, Transocean’s board of directors authorized the repurchase of up to $2 billion of Ordinary Shares. The Ordinary Shares may be repurchased from time to time in open market or private transactions. Decisions to repurchase shares will be based upon Transocean’s ongoing capital requirements, the price of the Ordinary Shares, regulatory considerations, cash flow generation, general market conditions and other factors. Transocean plans to fund the program from current and future cash balances, but it could use debt to fund share repurchases. The repurchase program does not have an established expiration date and may be suspended or discontinued at any time. There can be no assurance regarding the number of shares that will be repurchased under the program. Under the program, repurchased shares are retired and returned to unissued status. At April 1, 2006, after prior purchases, Transocean still had authority to repurchase $1.4 billion of our ordinary shares under the program.
          Certain directors and executive officers of Transocean and its affiliates are parties to ordinary course stock option plans and arrangements involving Ordinary Shares, as disclosed by Transocean before the date of this Company Notice.
9. Purchases of Debentures by Transocean and its Affiliates.
          Each of Transocean and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Offer until at least the tenth business day after the Repurchase Date. Following that time, if any Debentures remain outstanding, Transocean and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer. Any decision to purchase Debentures after the Offer, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Offer, the market price of the Ordinary Shares, the business and financial position of Transocean and general economic and market conditions.
          On or after the tenth business day after the Repurchase Date, Transocean may redeem any Debentures that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date.
10. Material United States Tax Consequences.
          The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Debentures for purchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Offer. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold Debentures as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates or former long-term residents, persons holding Debentures as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds Debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Debentures pursuant to the Offer. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

          For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Debentures that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term “non-U.S. Holder” means a beneficial owner of Debentures, other than a partnership, that is not a U.S. Holder as defined above.
          Sale of Debentures Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Debentures pursuant to the Offer will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. Holder’s adjusted tax basis in the Debentures surrendered. A U.S. Holder’s adjusted tax basis in the Debentures will generally equal the U.S. Holder’s cost of the Debentures increased by market discount that was previously included in income, or will be included in income this year, by such U.S. Holder and reduced by the amount of any bond premium previously amortized by the U.S. Holder with respect to such Debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Debentures for more than one year. The deductibility of capital losses is subject to limitations. Payments for accrued interest not previously included in income will be treated as ordinary interest income.
          A U.S. Holder who acquired Debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its Debentures pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. holder elected to include market discount in income as it accrued. Subject to a de minimis exception, “market discount” equals the excess of the stated redemption price at a maturity of the Debentures over the U.S. Holder’s initial tax basis in the Debentures.
          A non-U.S. Holder who receives cash in exchange for Debentures pursuant to the Offer generally will not be subject to U.S. federal income tax on any gain recognized, unless
•	the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business in the United States and, in the case of certain treaty residents, is attributable to a permanent establishment or a fixed base in the United States, or

•	such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met.
          As long as Transocean is not engaged in the conduct of any trade or business in the United States, payments to a non-U.S. Holder of accrued interest not previously included in income will not be subject to U.S. federal withholding tax. Even if Transocean were engaged in the conduct of a trade or business in the U.S., these payments would not be subject to U.S. federal withholding tax, provided that:
•	the non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of Transocean’s shares,

•	the non-U.S. Holder is not a controlled foreign corporation that is related to Transocean within the meaning of the Code, and

•	the U.S. payor does not have actual knowledge or reason to know that the holder is a “United States person” (as defined in section 7701(a)(30) of the Code) and either (1) the beneficial owner of the Debenture certifies to the applicable payor or its agent, under penalties of perjury, that it is not a United States person and provides its name and address on Internal Revenue Service Form W-8BEN (or a suitable substitute form), or (2) a securities clearing organization, bank or other financial institution, that holds customers’ securities in the ordinary course of its trade or business (a ‘‘financial institution’’) and holds the Debenture, certifies under penalties of perjury that a Form W-8BEN (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy of the form or the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a person other than a United States person in accordance with U.S. Treasury regulations.
          Notwithstanding the above, special rules apply to a non-U.S. Holder with respect to interest and gain on the Debentures if such interest or gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder.
          Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Debentures for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing accrued interest, if Transocean has been notified by the Internal Revenue Service that such U.S. Holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such U.S. Holder fails to certify to Transocean that such U.S. Holder has not been so notified. U.S. Holders electing to surrender Debentures should complete a Substitute Form W-9 and attach it to the Debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Substitute Form W-9.
          If a non-U.S. Holder holds Debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Internal Revenue Service Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Offer.
          U.S. federal income tax considerations which are in addition to or different from those just described may apply to Holders in special circumstances. Transocean recommends that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Debentures for repurchase, including the applicability and effect of state, local and non-U.S. tax laws, before surrendering their Debentures for repurchase.
11. Additional Information.
          Transocean is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials Transocean files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can obtain information about Transocean at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
          Transocean has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.
          The documents listed below (as such documents may be amended from time to time) contain important information about Transocean and its financial condition:
•	Transocean’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	All other reports filed by Transocean with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above; and

•	The description of the Ordinary Shares under the caption “Description of Ordinary Shares” in Transocean’s prospectus supplement dated May 9, 2001 to the prospectus dated April 12, 2001 and under the caption “Description of Debt Securities” in that prospectus, as thereafter amended from time to time for the purpose of updating, changing or modifying such description.
          In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
12. No Solicitation.
          There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. The Bank of New York Trust Company, N.A., however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Debentures as required by the Indenture.
13. Definitions.
          All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Debentures.
14. Conflicts.
          In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Debentures or any applicable laws, on the other hand, the terms of the Indenture or the Debentures or applicable laws, as the case may be, will control.
          None of Transocean or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Debentures for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Debentures for purchase and, if so, the principal amount of Debentures to surrender based on their own assessment of current market value and other relevant factors.
TRANSOCEAN INC.
April 17, 2006

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
          The following table presents the name and title of each of Transocean’s executive officers and directors as of April 12, 2006. The address of each such person is c/o Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046.

Name	Title
J. Michael Talbert	Chairman of the Board

Robert L. Long	Chief Executive Officer, President and Director

Jean P. Cahuzac	Executive Vice President and Chief Operating Officer

Eric B. Brown	Senior Vice President, General Counsel and Corporate Secretary

Gregory L. Cauthen	Senior Vice President and Chief Financial Officer

Steven L. Newman	Senior Vice President, Human Resources, Information Process Solutions and Treasury

David A. Tonnel	Vice President and Controller

Victor E. Grijalva	Director

Judy J. Kelly	Director

Arthur Lindenauer	Director

Martin B. McNamara	Director

Roberto Monti	Director

Richard A. Pattarozzi*	Director

Kristian Siem	Director

Robert M. Sprague	Director

Ian C. Strachan	Director

*	Mr. Pattarozzi has informed Transocean that he intends to resign from the Board of Directors as of May 11, 2006.